                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 Powertel, Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
             -------------------------------------------------------
                         (Title of Class of Securities)

                                  73936 C109
           -------------------------------------------------------
                                (CUSIP Number)

                               Deutsche Telekom AG
                 Kevin Copp, Head of International Legal Affairs
                            Friedrich-Ebert-Allee 140
                              D-53113 Bonn, Germany
                                 49-228-181-8000
             -------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 August 26, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   / /



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

------------- ---------------------------------------------------------------------------------------------------------------------
YB_PS4
     1        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Deutsche Telekom AG
              IRS Identification Number:  N/A
------------- ---------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                           (a)|_|
                                                                                                                         (b)|X|
------------- ---------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------- ---------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS
              N/A

------------- ---------------------------------------------------------------------------------------------------------------------

     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       |_|

------------- ---------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Federal Republic of Germany
-------------------------- ----------- --------------------------------------------------------------------------------------------
                               7       SOLE VOTING POWER
    NUMBER OF SHARES                            N/A
                           ----------- --------------------------------------------------------------------------------------------
  BENEFICIALLY OWNED BY        8       SHARED VOTING POWER
                                                N/A
  EACH REPORTING PERSON    ----------- --------------------------------------------------------------------------------------------
                               9       SOLE DISPOSITIVE POWER
          WITH                                  N/A
                           ----------- --------------------------------------------------------------------------------------------
                               10      SHARED DISPOSITIVE POWER
                                                N/A
------------- ---------------------------------------------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              N/A
------------- ---------------------------------------------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [X]

------------- ---------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              N/A
------------- ---------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON
              CO
------------- ---------------------------------------------------------------------------------------------------------------------

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
Item 1.           Security and Issuer.

         This statement relates to shares of common stock (the "Common Shares") of Powertel, Inc. (the "Company"), par value $0.01. The address and principal executive office of the Company is: 1239 O.G. Skinner Drive, West Point, Georgia 31833.

Item 2.           Identity and Background.

         This statement is filed, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Deutsche Telekom AG ("DT"), an Aktiengesellschaft organized under the laws of the Federal Republic of Germany. DT's business address is Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany. DT is principally engaged in the telecommunications business.

         During the last five years, DT has not been convicted in any criminal proceeding. During the last five years, DT has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding DT is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address, citizenship and present principal occupation or employment of each member of the Board of Management of DT are set forth on Schedule I hereto and are incorporated herein by reference. Unless otherwise specified, each member of the Board of Management is a citizen of the Federal Republic of Germany.

         During the last five years, to the best of DT's knowledge, no person on
Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.           Purpose of Transaction.

         On August 26, 2000, DT and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which a newly formed wholly-owned Delaware subsidiary of DT will be merged under Delaware law into the Company (the "Merger"), with the Company being the surviving corporation. All of the stockholders of the Company will become entitled to receive ordinary shares of DT.

         The Merger is subject to the satisfaction of certain conditions, including receipt of regulatory approvals and approval from the stockholders of the Company, as set forth in the Merger Agreement. Consummation of the Merger would result in the Company becoming a wholly-owned subsidiary of DT and the Common Shares ceasing to be listed on NASDAQ. The Merger Agreement, Exhibit 1 hereto, is incorporated herein by reference.

         As a condition to DT's agreeing to enter into the Merger Agreement, certain stockholders of the Company (the "Stockholders") have entered into Stockholder Agreements with DT, dated as of August 26, 2000 (collectively, the "Stockholders Agreements"), pursuant to which the Stockholders have agreed to vote their shares in the Company in favor of the Merger Agreement and the Merger and have agreed to vote against, and not to consent to, any Alternative Transaction (as defined in the Stockholders Agreements) or the liquidation or winding up of the Company and not to transfer any of their shares in the Company, in each case for periods specified in the Stockholders Agreements. The agreements with such Stockholders, Exhibits 2 to 6 hereto, are incorporated herein by reference.

         In connection with the foregoing transaction, DT has also entered into an agreement with Eliska Wireless Investors I, L.P. ("Eliska"), dated as of August 26, 2000 (the "Eliska Agreement"), pursuant to which DT has agreed to assume, upon the consummation of the Merger, all of the Company's obligations under an existing put agreement, dated as of May 31, 2000, between Eliska, the Company and Sonera Holding, B.V. The Eliska Agreement, Exhibit 7 hereto, is incorporated herein by reference.

         Pursuant to the Merger Agreement DT has also agreed to vote any shares it owns in VoiceStream Wireless Corporation ("VoiceStream") in favor of the proposed merger between the Company and VoiceStream and to certain transfer limitations applicable to such shares.

         The preceding summary of certain provisions of the Merger Agreement, the Stockholders Agreements and the Eliska Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

         A copy of the press release announcing the transaction, attached as
Exhibit 8, is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

         (a) and (b)

         Pursuant to the Stockholder Agreements, the Stockholders have agreed to vote their shares in the Company in favor of the Merger and the Merger Agreement and have agreed to vote against, and not consent to, any Alternative Transaction or the liquidation or winding up of the Company. The shares of the Company subject to the Stockholders Agreements currently represent more than 50% of the aggregate number of Common Shares and certain Common Share equivalents expected to vote on the merger as a separate class, and all outstanding shares of preferred stock of the Company. DT hereby disclaims beneficial ownership of the outstanding shares owned by the Stockholders that are subject to the Stockholders Agreements.

         To the best of DT's knowledge, no member of the Board of Management of DT beneficially owns any Common Shares.

         (c) Except for the Agreements described in Item 4, there have been no transactions in Common Shares by DT, or, to the best knowledge of DT, the members of the Board of Management of DT during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  See Items 4 and 5.

         Except as set forth in Items 4 and 5, neither DT nor, to the best knowledge of DT, any of members of the Board of Management of DT, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Company or its subsidiaries.

Item 7.           Material to be Filed as Exhibits.


----------------------------- --------------------------------------------------
Exhibit Number                Description
----------------------------- --------------------------------------------------
1                             Agreement and Plan of Merger, dated as of August
                              26, 2000, between DT and the Company,
                              incorporated by reference herein from Exhibit 2.1
                              to the Company's Current Report on 8-K (File No.
                              0-23102), dated September 1, 2000. Schedules or
                              similar attachments to this Exhibit have not been
                              filed; upon request, DT will furnish
                              supplementally to the Commission a copy of any
                              omitted schedule.
----------------------------- --------------------------------------------------
2                             Stockholder Agreement by and among DT, Donald W.
                              Burton and certain affiliated entities, dated as
                              of August 26, 2000.
----------------------------- --------------------------------------------------
3                             Stockholder Agreement between DT and American
                              Water Works Company, dated as of August 26, 2000.
----------------------------- --------------------------------------------------
4                             Stockholder Agreement between DT and SCANA
                              Communications Holdings, Inc., dated as of August
                              26, 2000.
----------------------------- --------------------------------------------------
5                             Stockholder Agreement between DT and ITC, dated as
                              of August 26, 2000.
----------------------------- --------------------------------------------------
6                             Stockholder Agreement between DT and Sonera, dated
                              as of August 26, 2000.
----------------------------- --------------------------------------------------
7                             Agreement by and among Eliska Wireless Investors
                              I, L.P. and DT, dated as of August 26, 2000.
----------------------------- --------------------------------------------------
8                             Press Release, dated August 27, 2000.
----------------------------- --------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      September 5, 2000                  DEUTSCHE TELEKOM AG

                                          /s/ Kevin Copp
                                          ----------------------------------
                                          By:    Kevin Copp
                                          Title: Head of International Legal
                                                 Affairs

                                                                      Schedule I

             Directors and Executive Officers of Deutsche Telekom AG

         The following table sets forth the names, addresses and, with respect to DT's Board of Management. Each member of the Board of Management is principally employed by DT.

The Board of Management

Dr. Ron Sommer
Chairman
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Josef Brauner
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Detlef Buchal
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Karl-Gerhard Eick
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Jeffrey A. Hedberg
Deutsche Telekom AG
Postfach 20 00
53105 Bonn
Citizen of the United States of America

Dr. Hagen Hultzsch
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dr. Heinz Klinkhammer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

Dipl. Ing. Gerd Tenzer
Deutsche Telekom AG
Postfach 20 00
53105 Bonn

                                  EXHIBIT LIST

----------------------------- --------------------------------------------------
Exhibit Number                Description
----------------------------- --------------------------------------------------
1                             Agreement and Plan of Merger, dated as of August
                              26, 2000, between DT and the Company,
                              incorporated by reference herein from Exhibit 2.1
                              to the Company's Current Report on 8-K (File No.
                              0-23102), dated September 1, 2000. Schedules or
                              similar attachments to this Exhibit have not been
                              filed; upon request, DT will furnish
                              upplementally to the Commission a copy of any
                              omitted schedule.
----------------------------- --------------------------------------------------
2                             Stockholder Agreement by and among DT, Donald W.
                              Burton and certain affiliated entities, dated as
                              of August 26, 2000.
----------------------------- --------------------------------------------------
3                             Stockholder Agreement between DT and American
                              Water Works Company, dated as of August 26, 2000.
----------------------------- --------------------------------------------------
4                             Stockholder Agreement between DT and SCANA
                              Communications Holdings, Inc., dated as of August
                              26, 2000.
----------------------------- --------------------------------------------------
5                             Stockholder Agreement between DT and ITC, dated as
                              of August 26, 2000.
----------------------------- --------------------------------------------------
6                             Stockholder Agreement between DT and Sonera, dated
                              as of August 26, 2000.
----------------------------- --------------------------------------------------
7                             Agreement by and among Eliska Wireless Investors
                              I, L.P. and DT, dated as of August 26, 2000.
----------------------------- --------------------------------------------------
8                             Press Release, dated August 27, 2000.
----------------------------- --------------------------------------------------